

Телетайп: "МАЯК" 724614, 724620; телефон: (8555) 37-71-81,37-78-38; факс: (8555) 37-93-09, (095) 255-38-21
ОКПО 05766801; ИНН № 1651000010; E-mail: nknh@nknh.ru.

№ 35-4-2/433   " 14 " March 2002 г.

02034360

Securities and Exchange Commission

Division of corporate Finance

Room 3094 (3-6)

450 Fifth Street, N.W.

PROCESSED Washington, D.C. 20549

JUN 0 6 2002

THOMSON
FINANCIAL

02 MAY 22 AM 10:

SUPPL

Re: "Nizhnekamskneftekhim" Inc.
    Exemption No.: 82-4791

Dear Sir or Madam:

In connection with "Nizhnekamskneftekhim" Inc.'s exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii) enclosed please find.

Announcement
of
"Nizhnekamskneftekhim" Inc. Stockholders' Meeting

Hereby "Nizhnekamskneftekhim" Inc. announces of Shareholders Annual Meeting of Stockholders to be held on April 23, 2002.

Agenda:

1. Approval of Annual Report and Annual Balance Sheet including lost and profit report and distribution of earnings report according to the results of FY 2001.
2. Approval of the amount of shares dividend of Nizhnekamskneftekhim Inc. for the year of 2001.
3. Election of Members of Nizhnekamskneftekhim Inc. Board of Directors.
4. Election of Members of the Nizhnekamskneftekhim Inc. Auditing Committee.
5. Approval of Outside Auditor.
6. Approval of Nizhnekamskneftekhim Inc. Charter new wording.
7. Approval of Statute of Nizhnekamskneftekhim Inc. Stockholders General Meeting.
8. Approval of Statute of Nizhnekamskneftekhim Inc. Board of Directors.
9. Approval of Statute of Nizhnekamskneftekhim Inc. Auditing Committee activity sequence.
10. Approval of Expense Budget of the Board of Directors of Nizhnekamskneftekhim Inc. for the year of 2002.

The Meeting will take place on April 29, 2002 at the address: the city of Nizhnekamsk, building A-12 of "Nizhnekamskneftekhim" Inc. office block, assembly hall.

The meeting will be opened at 10:00 a.m.; registration of shareholders - participants begins at 8:00 a.m.

Shareholders, who are registered in the Register of "Nizhnekamskneftekhim" Inc. as on March 1, 2002, are entitled to participate in the Meeting.

Participants may become familiar with printed materials of the Meeting in the Property Department or in the Information & General Issues Department of "Nizhnekamskneftekhim" Inc. Phones: (8555) 37-56-04, 37-56-05, 37-72-58; fax: (8555) 37-98-63.

Board of Directors of "Nizhnekamskneftekhim" Inc.

Sincerely,

R.M. Akhmetov
Deputy General Director on Economy